UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 29, 2009

Viropro, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	**333-06718**	**13-3124057**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300, Ave des Sommets, Suite 1806 **Verdun, Quebec, Canada**	**H3E 2B7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (514) 731-8776

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)

(1) Previous Independent Accountant

(i) On December 2, 2009, Viropro, Inc.'s ("Registrant" or "Company") independent auditor, Michael Minyard & Co. P.C.   ("Minyard & Co.") resigned as independent auditors. Minyard & Co. was appointed June 24, 2009 to replace previous independent auditors, DeJoya Griffith & Company, LLC ("DeJoya Griffith") who was dismissed on June 21, 2009.

(ii) The reports of DeJoya Griffith as of and for the years ended November 30, 2008 and 2007, did not contain any adverse opinion or disclaimer of opinion.

(iii) The Board of Directors has approved the resignation of Michael Minyard & Co. P.C.

(iv) During the fiscal years ending November 30, 2008 and 2007, there were no disagreements with DeJoya Griffith on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

During the interim periods reviewed by Minyard & Co., namely 1st Quarter ended February 28, 2009 and 2nd Quarter ended May 31, 2009 there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or procedures.

(v) DeJoya Griffith and Minyard & Co. have not advised the Company of any events described in Regulation S-K Item 304(a)(1)(v).

(2) New Independent Accountants

On December 19, 2009 the Registrant's Board of Directors engaged **KBL, LLP** as its independent auditors to provide the requisite audit services for the Company. The Registrant did not consult with **KBL, LLP** on any matter at any time prior to the engagement.

(3) See attached letters from DeJoya Griffith & Company, LLC and Michael Minyard & Co. P.C. filed as Exhibits 16.1 and 16.2

TEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.	Description
16.1	Letter from DeJoya Griffith & Company, LLC dated January 11, 2010.
16.2	Letter from Michael Minyard & Co. P.C. dated December 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	Viropro, Inc.
Dated: January 11, 2010	By:/s/ Serge Beausoleil
	Serge Beausoleil
	Title: President & CEO



Exhibit 16.1

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

January 11, 2010

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Viropro, Inc.

We have read the statements that we understand Viropro, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

Very truly yours,

De Joya Griffith & Company, LLC

/s/ De Joya Griffith & Company, LLC
Certified Public Accountants

Exhibit 16.2

 **Minyard & Co., P.C.**
Certified Public Accountants

Michael Minyard, CPA
President

 International Eurogroup
Consult Member
www.iecnet.net

December 2, 2009

CERTIFIED MAIL/RETURN-RECEIPT REQUESTED

Board of Directors
Viropro International
1806-300 Avenue des Sommets
Verdun, QC   H3E 2B7

RE: Termination of Professional Services

Dear Board Members:

This is formal notice that as of the date of this letter, the Firm will cease to render any professional services to the Corporation, including but not limited to review, audit and tax-related services. We regret that disengagement has become necessary, but conflicts within the Corporation's management and our inability to establish a timely, transparent, respectful and mutually beneficial working relationship on critical engagement issues have led to our decision.

We urge that the Board promptly retain successor audit and tax professionals in order to meet filing deadlines.

We are not currently in possession of any of the Corporation's original general ledger or supporting documents and we do not possess any other original documents of the Corporation.

If you wish this Firm to provide a successor accounting, review, audit or tax professional with information concerning the Corporation, please provide a letter informing us of the precise information you wish us to produce. Upon receipt of your written request, we will, at a minimum, follow the standards of our profession in cooperating with successor professionals. We will also consider those aspects of your request that exceed the minimum requirements of our professional standards.

We appreciate the opportunity to have been of service and wish you continuing success.

Cordially,

Michael E Minyard, CPA
President

1741 E. Morten Ave., Suite B, Phoenix, Arizona 85020 • Office: (602) 266-1060 • Fax: (602) 266-2450 • www.minyardcpa.com